SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC  20549

                               FORM 12B-25


                                           Commission File Number 0-5223

                       NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-KSB
             [ ] Form 11-K
             [ ] Form 20-F
             [ ] Form 10-QSB
             [ ] Form N-SAR

For Period Ended:  June 30, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  ____________________

     Read attached instruction sheet before preparing form. Please print or type.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________

                          Part I.  Registrant Information

Full name of registrant:  CutCo Industries, Inc.

Former name if applicable:  N/A

Address of principal executive office (Street and number):

         6900 Jericho Turnpike
         Syosset, New York  11791

                    Part II.  Rule 12b-25 (b) and (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                 Part III.  Narrative

             State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10- QSB, N-SAR or the transition report (or portion thereof) could not be filed within the prescribed time period. (Attach extra sheets if needed.)

             Effective April 30, 1998, the Chief Financial Officer of the Company resigned. While the Company is pursuing candidates to serve as controller of the Company, Marvin W. Marcus, Chairman of the Board of Directors of the Company, is fulfilling, in addition to his other duties and obligations, certain of the duties previously performed by the Chief Financial Officer. This change in management, together with a change in the Company's indepedent auditors, created unavoidable delays in locating and verifying financial data and other information required to prepare the Company's Form 10-KSB. As the result of these circumstances, the Registrant's annual report on Form 10-KSB could not be filed without unreasonable effort and expense by the prescribed due date.

                         Part IV.  Other Information


                  1. Name and telephone number of person to contact in regard to this notification:

                   Marvin W. Marcus, Chairman of
       the Board and Acting Chief Financial Officer    (516)          677-0320
-------------------------------------------------------------------------------
                              (Name)                (area code)     (Tel. No.)

                  2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes     [ ] No


                  3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ] Yes     [X] No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See Exhibit A for explanation.)

                                       CUTCO INDUSTRIES, INC.
                       (Name of Registrant as specified in this charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 25, 1998                   By:       s/Marvin W. Marcus
                                                ------------------------------
                                                     Marvin W. Marcus, its
                                                   Chairman of the Board and
                                                 Acting Chief Financial Officer